FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG
Disclosure:	“Third quarter 2014: sales $3.0 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, October 16, 2014

Third quarter 2014: sales $3.0 billion

•	Integrated sales up 3 percent1, with growth in all regions
•	ELATUS™ orders exceed $200m in first nine months
•	Full year integrated sales growth target of 6 percent maintained

Group sales, including Lawn and Garden, increased by 2 percent at constant exchange rates in the third quarter of 2014. The increase in reported sales was also 2 percent. For the first nine months of 2014, sales rose by 3 percent at constant exchange rates to $11.5 billion.

Third quarter integrated sales by region

Integrated sales rose by 3 percent at constant exchange rates to $2.8 billion, with prices up 3 percent and volumes unchanged. Excluding solo glyphosate, which is being deliberately reduced in order to improve profitability, sales were up 5 percent.

In Latin America sales were up 3 percent, or up 8 percent excluding glyphosate. Drought affected sales in LATAM North and in the Brazilian sugar cane market. There was strong demand for the new fungicide ELATUS™ in Brazil, as growers recognized its unrivaled performance against soybean rust. In Asia Pacific sales grew by 3 percent after a strong first half. Emerging markets continued to perform well despite the delayed monsoon in South Asia. Sales were lower in Australasia owing to limited weed and disease pressure.

Sales in Europe, Africa and the Middle East (EAME) rose by 3 percent. In Central and North Europe, growth was driven by oilseed rape and HYVIDO™ hybrid barley seeds. South East Europe continued to show good growth, while low season sales in the CIS were down. Sales in North America were driven by strong selective herbicide sales in advance of the next US season. Insecticide sales also expanded with high pest pressure in the southern USA. Seeds sales were lower primarily due to the divestment of the Dulcinea Farms business in December 2013.

1 At constant exchange rates

Syngenta – October 16, 2014 / Page 1 of 7

Third quarter product line sales

In Selective herbicides, strong growth in CALLISTO® in North America more than offset lower herbicide use on sugar cane in Latin America. Non-selective herbicides sales were down 10 percent as a result of the planned reduction in glyphosate volumes; GRAMOXONE® showed double digit growth. Insecticides expanded in North America and in Brazil, where the DURIVO® family was effective against caterpillar pressure in soybean, corn and cotton. Growth in Fungicides was mainly driven by demand for ELATUS™ in Brazil, with orders of over $200 million: recorded sales for the first nine months were $75 million. Reduced Seedcare sales reflected lower sales to other seed producers and the EU-wide suspension of the use of neonicotinoids, including CRUISER®.

Seeds sales were 5 percent higher excluding the impact of the Dulcinea divestment. Corn and soybean sales were down 3 percent in the quarter but were slightly higher for the first nine months. Sales of AGRISURE VIPTERA® corn in North America represented around 30 percent of the portfolio. Robust growth in Diverse field crops was driven mainly by hybrid barley and oilseed rape. Excluding Dulcinea, growth in Vegetables was 9 percent with good performances in EAME and Asia Pacific.

Lawn and Garden sales were down 5 percent reflecting weak demand in Flowers in EAME and delays in vector control tenders in Africa.

Outlook

Mike Mack, Chief Executive Officer, said: “Performance in the second half of the year is primarily driven by Brazil, where the season is just now under way and is still dependent on rainfall. We are seeing strong demand for our newly launched fungicide ELATUS™ for which we are on track to achieve targeted sales.

For the first nine months of this year profitability has been affected by adverse currency movements and sales mix. As a result the full year EBITDA margin will be below last year’s level. In the fourth quarter we expect a higher rate of sales growth and for the full year continue to target integrated sales growth of around 6 percent at constant exchange rates. In a challenging market environment, our focus is on improving profitability and we are on track to realize the first benefits from the implementation of our operational leverage program in 2015.”

A presentation illustrating the third quarter 2014 sales will be available on www.syngenta.com/q3-2014 by 07:30 (CET).

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – October 16, 2014 / Page 2 of 7

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – October 16, 2014 / Page 3 of 7

Unaudited third quarter sales

	For the three months ended September 30,
($m)	2014	2013	Actual %	CER1%

Group sales
Europe, Africa, Middle East	631	616	+2	+3
North America	505	503	+1	+1
Latin America	1271	1236	+3	+3
Asia Pacific	422	406	+4	+3
Total integrated sales	2829	2761	+2	+3
Lawn and Garden	146	155	-5	-5
Group sales	2975	2916	+2	+2

Crop Protection by region
Europe, Africa, Middle East	466	478	-3	-1
North America	487	457	+7	+7
Latin America	1055	1024	+3	+3
Asia Pacific	364	349	+4	+4
Total	2372	2308	+3	+3

Seeds by region
Europe, Africa, Middle East	171	141	+21	+20
North America	23	60	-61	-60
Latin America	221	220	+1	+1
Asia Pacific	58	57	-	-1
Total	473	478	-1	-1

Sales by business
Crop Protection	2372	2308	+3	+3
Seeds	473	478	-1	-1
Elimination of Crop Protection sales to Seeds	-16	-25	n/a	n/a
Total integrated sales	2829	2761	+2	+3
Lawn and Garden	146	155	-5	-5
Group sales	2975	2916	+2	+2

1 Growth at constant exchange rates

Syngenta – October 16, 2014 / Page 4 of 7

Third quarter product line sales

	For the three months ended September 30,
($m)	2014	2013	Actual %	CER1%
Selective herbicides	493	485	+1	+1
Non-selective herbicides	383	429	-11	-10
Fungicides	679	566	+20	+20
Insecticides	518	446	+16	+16
Seedcare	249	315	-21	-20
Other crop protection	50	67	-25	-24
Total Crop Protection	2372	2308	+3	+3
Corn and soybean	203	211	-3	-3
Diverse field crops	131	109	+20	+18
Vegetables	139	158	-12	-12
Total Seeds	473	478	-1	-1
Elimination of Crop Protection sales to Seeds	-16	-25	n/a	n/a
Lawn and Garden	146	155	-5	-5
Group sales	2975	2916	+2	+2

1 Growth at constant exchange rates

Syngenta – October 16, 2014 / Page 5 of 7

Unaudited nine months sales

	For the nine months ended September 30,
($m)	2014	2013	Actual %	CER1%

Group sales
Europe, Africa, Middle East	3967	3781	+5	+6
North America	2948	3131	-6	-5
Latin America	2540	2410	+5	+7
Asia Pacific	1518	1463	+4	+8
Total integrated sales	10973	10785	+2	+4
Lawn and Garden	510	521	-2	-2
Group sales	11483	11306	+2	+3

Crop Protection by region
Europe, Africa, Middle East	2878	2682	+7	+8
North America	2232	2341	-5	-3
Latin America	2176	2053	+6	+8
Asia Pacific	1297	1249	+4	+8
Total	8583	8325	+3	+5

Seeds by region
Europe, Africa, Middle East	1105	1121	-1	+3
North America	736	814	-10	-9
Latin America	374	380	-2	+1
Asia Pacific	224	217	+3	+9
Total	2439	2532	-4	-1

Sales by business
Crop Protection	8583	8325	+3	+5
Seeds	2439	2532	-4	-1
Elimination of Crop Protection sales to Seeds	-49	-72	n/a	n/a
Total integrated sales	10973	10785	+2	+4
Lawn and Garden	510	521	-2	-2
Group sales	11483	11306	+2	+3

1 Growth at constant exchange rates

Syngenta – October 16, 2014 / Page 6 of 7

Nine months product line sales

	For the nine months ended September 30,
($m)	2014	2013	Actual %	CER1%
Selective herbicides	2470	2470	-	+2
Non-selective herbicides	1173	1175	-	+3
Fungicides	2596	2349	+11	+11
Insecticides	1452	1318	+10	+12
Seedcare	769	896	-14	-12
Other crop protection	123	117	+5	+6
Total Crop Protection	8583	8325	+3	+5
Corn and soybean	1215	1229	-1	+1
Diverse field crops	709	755	-6	-1
Vegetables	515	548	-6	-6
Total Seeds	2439	2532	-4	-1
Elimination of Crop Protection sales to Seeds	-49	-72	n/a	n/a
Lawn and Garden	510	521	-2	-2
Group sales	11483	11306	+2	+3

1 Growth at constant exchange rates

Syngenta – October 16, 2014 / Page 7 of 7

SYNGENTA AG

Date:	October 16, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration